CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,455,000	$187.40

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

February 2014 Pricing Supplement No. 134 Registration Statement No. 333-190038 Dated February 28, 2014 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in International Equities
Market-Linked Notes due March 5, 2021
Based on the Value of the iShares® MSCI EAFE ETF
The notes are unsecured obligations of Barclays Bank PLC, will pay no interest and will have the terms described in the accompanying prospectus supplement and index supplement, as supplemented and modified by this document.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the value of the underlying shares on the determination date, subject to the maximum payment at maturity.  These long-dated notes are for investors who are concerned about principal risk but seek an equity exchange traded fund-based return, and who are willing to forgo current income and upside beyond the maximum payment at maturity in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any.
The notes are senior notes issued as part of Barclays Bank PLC’s Global Medium-Term Notes Program. The notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.
FINAL TERMS
Issuer:	Barclays Bank PLC
Issue price:	$10 per note (see “Commissions and initial issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$1,455,000
Pricing date:	February 28, 2014
Original issue date:	March 5, 2014 (3 business days after the pricing date)
Maturity date†:	March 5, 2021
Interest:	None
Underlier:	iShares® MSCI EAFE ETF (the “underlying shares”)
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity.  The notes are senior unsecured obligations of Barclays Bank PLC and any payments on the notes are subject to the creditworthiness of Barclays Bank PLC and is not, either directly or indirectly, an obligation of any third party.

Supplemental redemption amount:
(i) $10 times (ii) the underlier percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 and will be limited by the maximum payment at maturity.

Participation rate:	100%
Maximum payment at maturity:	$16.20 (162% of the stated principal amount)
Underlier percent change:	(final underlier value – initial underlier value) / initial underlier value, expressed as a percentage
Initial underlier value:	$67.45, which is the closing price on the pricing date
Final underlier value:	The closing price on the determination date
Determination date†:	February 26, 2021
CUSIP / ISIN:	06742B634 / US06742B6341
Listing:	The notes will not be listed on any securities exchange.
Selected dealer:	Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management” (“MSWM”))
Commissions and initial issue price:	Initial issue price(1)	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer
Per note	$10	$10	$0.35	$9.65
Total	$1,455,000	$1,455,000	$50,925	$1,404,075
(1)
Our estimated value of the notes on the pricing date, based on our internal pricing models, is $9.384 per note. The estimated value is less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page 2 of this pricing supplement.

(2)
Morgan Stanley Wealth Management and its financial advisors will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission of $0.35 for each note they sell. See “Supplemental Plan of Distribution.”

† The maturity date and determination date are subject to postponement.  See “Additional Information About the Notes—Additional provisions—Postponement of the maturity date,” “Additional Information About the Notes—Additional provisions—Postponement of the determination date” and “Additional Information About the Notes—Additional provisions—Market disruption events and adjustments.”
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 6 and on page S-6 of the prospectus supplement. You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below before you make an investment decision.
Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Risk Factors—Credit of Issuer” in this pricing supplement.

Prospectus dated July 19, 2013	Prospectus Supplement dated July 19, 2013	Index Supplement dated July 19, 2013

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any of the notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which the notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Index supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

In connection with this offering, Morgan Stanley Wealth Management is acting in its capacity as a selected dealer.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the notes (the “securities”) may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the securities on the pricing date is less than the initial issue price of the securities. The difference between the initial issue price of the securities and our estimated value of the securities results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the securities, the estimated cost that we may incur in hedging our obligations under the securities, and estimated development and other costs that we may incur in connection with the securities.

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

Our estimated value on the pricing date is not a prediction of the price at which the securities may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the securities in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 3 months after the initial issue date of the securities because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 6 of this pricing supplement.

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

Investment Summary

Market-Linked Notes

The Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF (the “notes”) offer 100% participation in the positive performance of the underlying shares, subject to the maximum payment at maturity.  The notes provide investors:

¡	an opportunity to gain exposure to the iShares® MSCI EAFE ETF

¡	the repayment of principal at maturity

¡	100% participation in any appreciation of the underlying shares over the term of the notes, subject to the maximum payment at maturity of $16.20 per note (162% of the stated principal amount).

¡	no exposure to any decline of the underlying shares if the notes are held to maturity

At maturity, if the underlying shares have depreciated or have not appreciated at all, you will receive the stated principal amount of $10 per note, without any return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Barclays Bank PLC.

Maturity:	7 years
Participation rate:	100%
Maximum payment at maturity:	$16.20 per note (162% of the stated principal amount)
Interest:	None

Key Investment Rationale

Market-Linked Notes offer exposure to the performance of the underlying shares and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek an equity exchange traded fund-based return, and who are willing to forgo yield in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the performance of the underlying shares, subject to the maximum payment at maturity.

Repayment of Principal	The notes offer 1 to 1 upside exposure to the performance of the underlying shares up to the maximum payment at maturity, while providing for the repayment of principal in full at maturity.
Upside Scenario
The underlying shares increase in value significantly and, at maturity, the investor receives a return reflecting the appreciation of the underlying shares, subject to the maximum payment at maturity of $16.20 (162% of the stated principal amount).

Par Scenario	The underlying shares decline or do not appreciate in value, and, at maturity, the notes pay only the stated principal amount of $10.

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any, subject to the maximum payment at maturity.  The supplemental redemption amount will be calculated on the determination date as follows:

(i) $10 times (ii) the underlier percent change times (iii) the participation rate of 100%, provided that the supplemental redemption amount will not be less than $0 and will be limited by the maximum payment at maturity.

In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity of $16.20 (162% of the stated principal amount).

The table below illustrates the payment at maturity for each note for a hypothetical range of underlier percent changes and does not cover the complete range of possible payouts at maturity.  The table reflects the initial underlier value of $67.45 and the maximum payment at maturity of $16.20 per note.

Underlier percent change	Final underlier value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 note
100%	$134.90	$10	$6.20	$16.20	62%
90%	$128.16	$10	$6.20	$16.20	62%
80%	$121.41	$10	$6.20	$16.20	62%
70%	$114.67	$10	$6.20	$16.20	62%
62%	$109.27	$10	$6.20	$16.20	62%
60%	$107.92	$10	$6.00	$16.00	60%
50%	$101.18	$10	$5.00	$15.00	50%
40%	$94.43	$10	$4.00	$14.00	40%
30%	$87.69	$10	$3.00	$13.00	30%
20%	$80.94	$10	$2.00	$12.00	20%
10%	$74.20	$10	$1.00	$11.00	10%
0%	$67.45	$10	$0	$10.00	0%
-10%	$60.71	$10	$0	$10.00	0%
-20%	$53.96	$10	$0	$10.00	0%
-30%	$47.22	$10	$0	$10.00	0%
-40%	$40.47	$10	$0	$10.00	0%
-50%	$33.73	$10	$0	$10.00	0%
-60%	$26.98	$10	$0	$10.00	0%
-70%	$20.24	$10	$0	$10.00	0%
-80%	$13.49	$10	$0	$10.00	0%
-90%	$6.75	$10	$0	$10.00	0%
-100%	$0.00	$10	$0	$10.00	0%

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

Risk Factors

An investment in the notes involves significant risks.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  Investing in the notes is not equivalent to investing directly in the underlying shares or any of the stocks included in the index tracked by the underlying shares (the “share underlying index”).  The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement and in the index supplement, including the risk factors discussed under the following headings:

o	“Risk Factors—Risks Relating to All Securities”;

o	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

o	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefitting From Full Principal Protection”;

o	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

o
“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

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The notes do not pay interest and may not pay more than the stated principal amount at maturity.  If the underlier percent change is less than or equal to 0%, you will receive only the stated principal amount of $10 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying shares do not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying shares.

¡
The appreciation potential of the notes is limited by the maximum payment at maturity.  The appreciation potential of the notes is limited by the maximum payment at maturity of $16.20 per note, or 162% of the stated principal amount.  The actual maximum payment at maturity will be determined on the pricing date.  Because the payment at maturity will be limited to 162% of the stated principal amount for the notes, any increase in the price of the underlying shares beyond 162% of the initial underlier value will not increase the return on the notes.

¡
The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the notes in the secondary market.  Although we expect that generally the closing price of the underlying shares on any day will affect the value of the notes more than any other single factor, other factors that may influence the value of the notes include:

o	the trading price and volatility (frequency and magnitude of changes in value) of the underlying shares and the share underlying index;

o	dividend rates on the underlying shares and the stocks included in the underlying shares or the share underlying index;

o	interest and yield rates in the market;

o	time remaining until the notes mature;

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying shares or equities markets generally and that may affect the final underlier value of the underlying shares;

o	the occurrence of certain events affecting the underlying shares that may or may not require an adjustment of the initial underlier value or other variables;

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

o	the exchange rates of the U.S. dollar relative to the currency in which the stocks held by the underlying shares trade; and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above.

¡
The value of the underlying shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “iShares® MSCI EAFE ETF Overview” below.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

¡
Credit of Issuer.  The notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by a third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

¡
The price of the underlying shares is subject to currency exchange risk. Because the price of the underlying shares is related to the U.S. dollar value of stocks included in the share underlying index, you will be exposed to the currency exchange rate risk with respect to each of the currencies in which such component securities trade.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as the relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region.  An investor’s net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency.  If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the share underlying index, the price of the underlying shares will be adversely affected and the payment at maturity on the notes may be reduced.

Of particular importance to potential currency exchange risk are:

o	existing and expected rates of inflation;

o	existing and expected interest rate levels;

o	the balance of payments; and

o	the extent of governmental surpluses or deficits in the relevant countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the share underlying index and the United States and other countries important to international trade and finance.

¡
There are risks associated with investments in securities, such as the notes, linked to the value of foreign equity securities.  Investments in securities linked to the value of any foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

¡
Certain features of exchange-traded funds will impact the value of the notes.  The performance of the underlying shares does not fully replicate the performance of the share underlying index.  The underlying shares

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

may not fully replicate the share underlying index, and may hold securities not included in the share underlying index. The value of the underlying shares to which your notes are linked is subject to:

o	Management risk. This is the risk that the investment strategy for the underlying shares, the implementation of which is subject to a number of constraints, may not produce the intended results.

o
Derivatives risk.  The underlying shares may invest in stock index futures contracts and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the underlying shares’ losses, and, as a consequence, the return on your notes may be less than if the underlying shares invested only in conventional securities.

¡
Adjustments to the underlying shares could adversely affect the value of the notes.  The publisher of the share underlying index can add, delete or substitute the stocks underlying such index, and can make other methodological changes required by certain events relating to the stocks underlying such index, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the share underlying index tracked by the underlying shares.  Any of these actions could adversely affect the value of the notes.  The publisher of the underlying shares may also discontinue or suspend calculation or publication of the underlying shares at any time.  If this discontinuance or suspension occurs following the termination of the underlying shares, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued share underlying index, and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.  Any of these actions could adversely affect the value of the underlying shares and, consequently, the value of the notes.

For a description of the actions that may be taken by the calculation agent in the event that the publisher of the share underlying index discontinues or suspends calculation of the share underlying index or an ETF issuing the underlying shares is liquidated or otherwise terminated, please see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

¡
You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the share underlying index.

¡
Investing in the notes is not equivalent to investing in the underlying shares.  Investing in the notes is not equivalent to investing in the underlying shares or the component stocks of the share underlying index.  See “Hypothetical Payout on the Notes” above.

¡
The amount payable on the notes is not linked to the value of the underlying shares at any time other than the determination date.  The final underlier value will be based on the closing price on the determination date, subject to postponement for non-scheduled trading days and certain market disruption events.  Even if the value of the underlying shares appreciates prior to the determination date but then drops by the determination date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying shares prior to such drop.  Although the actual value of the underlying shares on the stated maturity date or at other times during the term of the notes may be higher than the final underlier value, the payment at maturity will be based solely on the closing price on the determination date.

¡
The calculation agent has discretion to make antidilution adjustments.  For certain events affecting the underlying shares that the calculation agent determines to have a diluting or concentrating effect on the theoretical value of those shares, the calculation agent may make adjustments to the terms of the notes.  However, the calculation agent is not required to make such adjustments in response to all events that could affect the underlying shares.  If an event occurs that does not require the calculation agent to make such adjustments, the value of the notes may be materially and adversely affected.  The calculation agent will make all determinations with respect to antidilution adjustments, including any determinations as to whether an event requiring adjustment has received, as to the nature of the adjust required and how it will be made.

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Market-Linked Notes due March 5, 2021 Based on the Value of the iShares® MSCI EAFE ETF

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The notes will not be listed on any securities exchange and secondary trading may be limited.  There may be little or no secondary market for the notes.  We do not intend to list the notes on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the notes in the secondary market but are not required to do so and may cease any such market making activities at any time.  Even if a secondary market develops, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price, if any, at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes.  Accordingly, you should be willing to hold your notes to maturity.

¡
Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the notes.  The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the notes on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect, the value of the underlying shares on the pricing date and, as a result, could decrease the amount you may receive on the notes at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have increased the value of the underlying shares and, therefore, could have increased the value at which the underlying shares must close on the determination date so that you receive a positive return on your investment in the notes.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could potentially affect the price of the underlier shares on the determination date and, accordingly, the amount of cash payable at maturity.

¡
The calculation agent will make determinations with respect to the notes.  As calculation agent, Barclays Bank PLC has determined the initial underlier value and will determine the final underlier value whether a market disruption event has occurred, whether to make any adjustments to the initial underlier value or other variables and the payment that you will receive at maturity.  Determinations made by Barclays Bank PLC, in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events, and adjustments, may affect the payout to you at maturity.

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The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market.  The estimated value of your notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

¡
The estimated value of your notes is lower than the initial issue price of your notes.  The estimated value of your notes on the pricing date is lower than the initial issue price of your notes.  The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

¡
The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions. The estimated value of your notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market.  As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

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The estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial

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issue price of your notes and may be lower than the estimated value of your notes. The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes.  Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

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The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes.  Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the pricing date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes.  The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

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We and our affiliates may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest. We and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include notes, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

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iShares® MSCI EAFE ETF Overview

We have derived all information contained in this pricing supplement regarding the iShares® MSCI EAFE ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the iShares® MSCI EAFE ETF’s prospectus dated December 1, 2013 and other publicly available information.  We have not independently verified such information.  Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. (“BITCNA”) and BlackRock Fund Advisers (“BFA”).  The iShares® MSCI EAFE ETF is an investment portfolio maintained and managed by iShares® Trust.  BFA is currently the investment adviser to the iShares® MSCI EAFE ETF.  The iShares® MSCI EAFE ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EFA.” On July 1, 2013, the name of the iShares® MSCI EAFE ETF was changed from the iShares® MSCI EAFE Index Fund to the current name.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI EAFE ETF.  Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding iShares® Trust, BFA and the iShares® MSCI EAFE ETF, please see the iShares® MSCI EAFE ETF’s prospectus.  In addition, information about iShares® and the iShares® MSCI EAFE ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We have not undertaken any independent review or due diligence of the SEC filings of the iShares® Trust, any information contained on the iShares® website or of any other publicly available information about the iShares® MSCI EAFE ETF.  Information contained on the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI EAFE ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE Index.  The MSCI EAFE Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets.  For additional information about the MSCI EAFE Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—MSCI Indices” in the accompanying index supplement.

As of January 29, 2014, the iShares® MSCI EAFE ETF’s largest holdings by country were the United Kingdom (20.92%), Japan (20.00%), Switzerland (9.66%), Germany (9.28%), France (9.36%), Australia (7.47%), Spain (3.41%), Sweden (3.25%), the Netherlands (3.15%) and Hong Kong (2.54%). As of January 29, 2014, the iShares® MSCI EAFE ETF’s three largest sectors by holdings were Financials (25.33%), Industrials (12.80%) and Consumer Discretionary (11.73%).

The iShares® MSCI EAFE ETF uses a representative sampling indexing strategy (as described below under “Representative Sampling”) to try to track the MSCI EAFE Index.  The iShares® MSCI EAFE ETF generally invests at least 90% of its assets in securities of the MSCI EAFE Index and depository receipts representing securities of the MSCI EAFE Index.  In addition, the iShares® MSCI EAFE ETF may also invest in securities not included in the MSCI EAFE Index but that BFA believes will help the iShares® MSCI EAFE ETF track the MSCI EAFE Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The iShares® MSCI EAFE ETF pursues a “representative sampling” indexing strategy in attempting to track the performance of the MSCI EAFE Index, and generally does not hold all of the equity securities included in the MSCI EAFE Index.  The iShares® MSCI EAFE ETF invests in a representative sample of securities that collectively has an investment profile similar to the MSCI EAFE Index.  Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE Index.

Correlation

The MSCI EAFE Index is a theoretical financial calculation, while the iShares® MSCI EAFE ETF is an actual investment portfolio.  The performance of the iShares® MSCI EAFE ETF and the MSCI EAFE Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI EAFE ETF portfolio and the MSCI EAFE Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI EAFE ETF but not to the MSCI EAFE Index or the use of representative sampling.  “Tracking error” is the difference between the performance (return) of the iShares® MSCI EAFE ETF’s portfolio and that of the MSCI EAFE Index.   The iShares® MSCI EAFE ETF, using a representative sampling indexing strategy, can be expected to have a greater tracking error than a fund using a replication indexing strategy.  Replication is an

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indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® MSCI EAFE ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE Index is concentrated.  For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Disclaimer

iShares® is a registered mark of  BITCNA.  BITCNA has licensed certain trademarks and trade names of BITCNA to Barclays Bank PLC. The PLUS are not sponsored, endorsed, sold or promoted by BITCNA.  BITCNA makes no representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS.  BITCNA has no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

Information on the iShares® MSCI EAFE ETF as of market close on February 28, 2014:

Bloomberg Ticker Symbol:	EFA UP
Closing price on February 28, 2014:	$67.45
52 Weeks Ago:	$58.18
52 Week High :	$67.55
52 Week Low:	$57.03

The following graph sets forth the historical performance of the iShares® MSCI EAFE ETF based on the weekly closing prices of the iShares® MSCI EAFE ETF from January 2, 2008 through February 28, 2014.  The related table sets forth the published high and low closing prices as well as the end-of-quarter closing prices of the underlying shares for each quarter from January 2, 2008 through February 28, 2014.  The closing price of the iShares® MSCI EAFE ETF on February 28, 2014 was $67.45.

We obtained the closing prices of the iShares® MSCI EAFE ETF below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical closing prices of the iShares® MSCI EAFE ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the determination date.  We cannot give you assurance that the performance of the iShares® MSCI EAFE ETF will result in the return of any of your initial investment.

iShares® MSCI EAFE ETF Historical Performance January 2, 2008 to February 28, 2014

Past performance is not indicative of future results.

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iShares® MSCI EAFE ETF	High	Low	Period End
2008
First Quarter	$78.35	$68.31	$71.90
Second Quarter	$78.52	$68.10	$68.70
Third Quarter	$68.04	$53.08	$56.30
Fourth Quarter	$55.88	$35.71	$44.87
2009
First Quarter	$45.44	$31.69	$37.59
Second Quarter	$49.04	$38.57	$45.81
Third Quarter	$55.81	$43.91	$54.70
Fourth Quarter	$57.28	$52.66	$55.30
2010
First Quarter	$57.96	$50.45	$56.00
Second Quarter	$58.03	$46.29	$46.51
Third Quarter	$55.42	$47.09	$54.92
Fourth Quarter	$59.46	$54.25	$58.23
2011
First Quarter	$61.91	$55.31	$60.09
Second Quarter	$63.87	$57.10	$60.14
Third Quarter	$60.80	$46.66	$47.75
Fourth Quarter	$55.57	$46.45	$49.53
2012
First Quarter	$55.80	$49.15	$54.90
Second Quarter	$55.51	$46.55	$49.96
Third Quarter	$55.15	$47.62	$53.00
Fourth Quarter	$56.88	$51.96	$56.82
2013
First Quarter	$59.89	$56.90	$58.98
Second Quarter	$63.53	$57.03	$57.38
Third Quarter	$65.05	$57.55	$63.79
Fourth Quarter	$67.06	$62.71	$67.06
2014
First Quarter (as of February 28, 2014)	$67.55	$62.31	$67.45

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Additional Information About the Notes
Please read this information in conjunction with the terms on the front cover of this document.

Additional provisions:
Denominations:	$10 and integral multiples thereof
Minimum ticketing size:	100 notes
Postponement of the maturity date:
The maturity date will be postponed if the determination date is postponed due to the occurrence or continuance of a market disruption event with respect to the underlying shares on the determination date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date. See “Terms of the Notes—Maturity Date” in the accompanying prospectus supplement and “Market disruption events and adjustments” below.

Postponement of the determination date:
The determination date may be postponed due to the occurrence or continuance of a market disruption event on such date.  See “Market disruption events and adjustments” below.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the determination date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date.

Market disruption events and adjustments:
The calculation agent will adjust any variable described in this pricing supplement, including but not limited to the maturity date, the determination date, the initial underlier value, the final underlier value and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•       For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”; and
•      For a description of further adjustments that may affect the underlying shares and events that may result in the acceleration of the maturity date, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds.”

Trustee:	The Bank of New York Mellon
Tax considerations:
You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.  In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the notes prior to maturity.  Any income recognized upon a sale or exchange of a note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 528-7198.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual supplemental redemption amount that we will pay on the notes.

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You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders
We do not believe that non-U.S. holders should be required to provide an appropriate Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the notes, although the Internal Revenue Service could challenge this position.  However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.  If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Non-U.S. holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a 30% withholding tax (subject to reduction under an applicable income tax treaty) on amounts treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the notes, depending on the facts at the time of acquisition.  As proposed, these rules are sweeping in scope and could apply even if the payments on the relevant equity-linked financial instrument are determined without reference to dividends on the underlying equities.  If applicable, withholding would apply with respect to amounts treated as attributable to dividends on underlying U.S. equities paid after December 31, 2015.  Although there are exceptions to the broad reach of these proposed withholding rules, they are uncertain in scope, and we or other withholding agents may determine that withholding is required after December 31, 2015, in which case we will not be required to pay any additional amounts with respect to amounts withheld.  If you are a non-U.S. person, you should consult your tax adviser regarding the potential application of these proposed regulations.

Calculation agent:	Barclays Bank PLC
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
We, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the underlying shares or the share underlying index and any other securities or instruments we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the level, value or price of reference assets and their components, the market value of the notes or any amounts payable on the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Employee Retirement Income Security Act” starting on page S-120 in the accompanying prospectus supplement.
Validity of the Notes:
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of January 14, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on January 14, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such

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opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated January 14, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.
Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This pricing supplement represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus, prospectus supplement and index supplement for this offering, which can be accessed via the hyperlinks on the front page of this document.

Supplemental Plan of Distribution

Notwithstanding anything to the contrary in “Plan of Distribution—Initial Offering and Issue of Securities” in the accompanying prospectus, Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and its financial advisers will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission of $0.35 for each note they sell.

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